UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 24, 2006

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Contacts:	Gravity Co. Ltd
James O. Kwon
82-2-2019-6050
ohsung@gravity.co.kr
- or -
Brian Rafferty
Taylor Rafferty, New York
1-212-889-4350
- or -
John Dudzinsky
Taylor Rafferty, London
44-20-7614-2900
gravity@taylor-rafferty.com

AUDIT COMMITTEE INVESTIGATION UPDATE

GRAVITY Co., Ltd. (Nasdaq: GRVY), Seoul, Korea, January 24, 2006.  The Company’s audit committee, with the assistance of its special Korean counsel, Woo Yun Kang Jeong & Han (“Woo Yun”), its special United States counsel, Cleary Gottlieb Steen & Hamilton LLP and Deloitte Anjin LLC (“Deloitte”), which was hired by Woo Yun to assist it on accounting matters, has completed its investigation (the “Investigation”).  The Investigation related to the diversion by the Company’s former Chairman and controlling shareholder, Mr. Jung-Ryool Kim, of certain royalty payments payable to the Company from certain licensees, which as a result were not accounted for in the Company’s audited financial statements as of and for each of the years ended December 31, 2002, 2003 and 2004 and unaudited quarterly financial statements as of and for the three months ended March 31, 2005 and June 30, 2005 (the “Financial Statements”).  As more fully described in the Company’s reports on Form 6-K for October 2005 and November 2005, the Company’s audit committee, which is comprised of three independent members of the Company’s board of directors, initiated the Investigation in October of 2005.  As previously disclosed, the Company and its audit committee concluded, based on the available information at such time, that the Company would need to restate its previously issued Financial Statements and that the Financial Statements should not be relied upon.

On January 23, 2006, the audit committee presented to the Company’s board of directors and senior management, the final investigation reports of Woo Yun and Deloitte.  The facts and conclusions set forth in the reports address the following principal areas: (i) the diversion by Mr. Jung-Ryool Kim of certain license fees and running royalties and technical support services revenues from the Company and the resultant omission from the Company’s Financial Statements of the revenues and assets otherwise attributable to the diverted funds, (ii) expenses incurred by the Company for Mr. Jung-Ryool Kim, which were not substantially connected with the Company’s activities or business, (iii) possibility of misapplication of certain revenue recognition policies in certain of its revenue categories and (iv) potential tax consequences to the Company as a result of such findings.

The Company currently believes that approximately KRW8.5 billion of revenues from license fees, running royalties and technical support services otherwise due to the Company were diverted.  In addition, the Company believes that approximately KRW450 million of the Company’s expenses may not have been related to the Company’s business or operations.  As previously disclosed, Mr. Jung-Ryool Kim admitted to the diversion of certain funds and paid to the Company on October 17, 2005, KRW7.8 billion, which included the KRW6.0 billion that Mr. Jung-Ryool Kim claimed he diverted plus KRW1.8 billion in interest.  The impact of these findings on the Financials Statements, however, has not been determined at this time.  Also, tax effects, as well as any potential civil penalties imposed by various authorities, may have a material impact on the Company’s financial statements.

Based on the results of the Investigation, the audit committee recommended to the Company’s board of directors, and the board of the directors resolved, that (i) the Company will restate its Financial Statements, reflecting the findings in the reports, as soon as practicable, with the assistance of KPMG Samjong Accounting Corp., which was hired by the Company as a consultant to assist it in preparing such Financial Statements in restated form under accounting principles generally accepted in the United States, (ii) that the Company undertake certain remedial measures to improve the Company’s internal controls over financial reporting, including the purchase and implementation of new enterprise resource planning software, hiring of additional resources in the accounting and finance functions, initiation of procedures to comply with Section 404 of the Sarbanes-Oxley Act, among others, and (iii) that criminal and civil actions be brought against Mr. Jung-Ryool Kim.  On January 23, 2006, the Company filed criminal charges against Mr. Jung-Ryool Kim with the Seoul Central District Prosecutor’s Office.  The Company’s senior management expects to work closely with the audit committee and the board of directors to implement the above resolutions expeditiously.

No current director or officer of the Company was implicated in the reports.  The Company has been committed to a thorough and independent investigation and the Company believes that the completion of the Investigation is, and the issuance of its restated Financial Statements will be, an important step in moving forward towards a new future led by a new management team that will continue to build the Company’s brand and image as a premium online game developer and publisher.  The Company is fully committed to continuing to implement all steps necessary to ensure that such events do not occur again in the future.  In addition, the Company expects to cooperate fully with any inquiries from any regulatory or investigative agencies in Korea and the United States, including the United States Securities and Exchange Commission.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and distributor of online games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 20 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 1/24/2006
	By:	/s/ James O. Kwon

	Name:	James O. Kwon
	Title:	Chief Financial Officer